UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              GOLF ROUNDS.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    38168R108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             David Alan Miller, Esq.
                                 Graubard Miller
                                600 Third Avenue
                          New York, New York 10016-2097
                            Telephone: (212) 818-8800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  July 29, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages
                            Exhibit Index on Page 10

                                  SCHEDULE 13D

------------------------- ------------------------ -----------------------------

CUSIP No. 38168R108                                Page 2 of 11 Pages
------------------------- ------------------------ -----------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   David S. Nagelberg 2003 Revocable Trust

--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [   ]
                                                                       (b) [   ]

--------- ----------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS*

                   00
--------- ----------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [   ]

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   California
--------- ----------------------------------------------------------------------

                           7      SOLE VOTING POWER

NUMBER OF                                  429,229
SHARES                     ------ ----------------------------------------------
BENEFICIALLY
OWNED BY                   8      SHARED VOTING POWER
EACH
REPORTING                                  -0-
PERSON                     ------ ----------------------------------------------
WITH
                           9      SOLE DISPOSITIVE POWER

                                           429,229
                           ------ ----------------------------------------------

                                  SHARED DISPOSITIVE POWER
                           10
                                           -0-
--------- ----------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   429,229
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [   ]

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   12.5%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   00
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------- ------------------------ -----------------------------

CUSIP No. 38168R108                                Page 3 of 11 Pages
------------------------- ------------------------ -----------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   David S. Nagelberg

--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [   ]
                                                                       (b) [   ]

--------- ----------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS*

                   N/A
--------- ----------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [   ]

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------- ----------------------------------------------------------------------

                           7      SOLE VOTING POWER

NUMBER OF                                  429,229 (See Item 5)
SHARES                     ------ ----------------------------------------------
BENEFICIALLY
OWNED BY                   8      SHARED VOTING POWER
EACH
REPORTING                                  -0-
PERSON                     ------ ----------------------------------------------
WITH
                           9      SOLE DISPOSITIVE POWER

                                           429,229 (See Item 5)
                           ------ ----------------------------------------------

                                  SHARED DISPOSITIVE POWER
                           10
                                           -0-
--------- ----------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   429,229
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [   ]

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   12.5%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------- ------------------------ -----------------------------

CUSIP No. 38168R108                                Page 4 of 11 Pages
------------------------- ------------------------ -----------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   David S. Nagelberg Trust dated 9/24/97

--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [   ]
                                                                       (b) [   ]

--------- ----------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS*

                   N/A
--------- ----------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [   ]

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   California
--------- ----------------------------------------------------------------------

                           7      SOLE VOTING POWER

NUMBER OF                                  -0-
SHARES                     ------ ----------------------------------------------
BENEFICIALLY
OWNED BY                   8      SHARED VOTING POWER
EACH
REPORTING                                  -0-
PERSON                     ------ ----------------------------------------------
WITH
                           9      SOLE DISPOSITIVE POWER

                                           -0-
                           ------ ----------------------------------------------

                                  SHARED DISPOSITIVE POWER
                           10
                                           -0-
--------- ----------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   -0-
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [   ]

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   -0-
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   00
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------- ------------------------ -----------------------------

CUSIP No. 38168R108                                Page 5 of 11 Pages
------------------------- ------------------------ -----------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Bette Nagelberg

--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [   ]
                                                                       (b) [   ]

--------- ----------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS*

                   N/A
--------- ----------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [   ]

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------- ----------------------------------------------------------------------

                           7      SOLE VOTING POWER

NUMBER OF                                  -0-
SHARES                     ------ ----------------------------------------------
BENEFICIALLY
OWNED BY                   8      SHARED VOTING POWER
EACH
REPORTING                                  -0-
PERSON                     ------ ----------------------------------------------
WITH
                           9      SOLE DISPOSITIVE POWER

                                           -0-
                           ------ ----------------------------------------------

                                  SHARED DISPOSITIVE POWER
                           10
                                           -0-
--------- ----------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   -0-
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [   ]

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   -0-
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------- ------------------------ -----------------------------

CUSIP No. 38168R108                                Page 6 of 11 Pages
------------------------- ------------------------ -----------------------------

Item 1.           Security and Issuer
                  -------------------

     The class of equity securities to which this statement relates is the common stock, $.01 par value ("Common Stock"), of Golf Rounds.com, Inc., a Delaware corporation ("Issuer"), whose principal executive offices are located at 376 Main Street, P.O. Box 74, Bedminster, New Jersey 07921.

     The percentages of beneficial ownership reflected in this Statement are based upon 3,447,496 shares of Common Stock outstanding on April 10, 2000, which number has been obtained directly from the Issuer.

Item 2.           Identity and Background
                  -----------------------

     This Schedule 13D is being filed on behalf of David S. Nagelberg 2003 Revocable Trust ("Nagelberg Trust"), David S. Nagelberg, The Nagelberg Family Trust Dated 9/24/97 ("Family Trust") and Bette Nagelberg (individually, each a "Reporting Person" and collectively, the "Reporting Persons").

     Nagelberg Trust, David S. Nagelberg and the Family Trust each have an address of P.O. Box 2142, Rancho La Cima Drive, Rancho Santa Fe, California 92067. Bette Nagelberg has and address of 13094 Signature Point, No. 107, San Diego, CA 92130.

     Nagelberg Trust and Family Trust are trusts organized and existing under the laws of the State of California. David S. Nagelberg is an individual who is a citizen of the United States and is trustee of Nagelberg Trust and a co-trustee of the Family Trust. Bette is an individual who is a citizen of the United States and is a co-trustee of the Family Trust.

     None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.           Source and Amounts of Funds or Other Consideration
                  --------------------------------------------------

     Nagelberg Trust acquired the Common Stock reported upon in this amendment to the Schedule 13D pursuant to a court approved domestic relations settlement agreement. David S. Nagelberg does not directly own any shares of Common Stock of the Issuer. The Family Trust and Better Nagelberg no longer own any shares of Common Stock of the Issuer (See Item 5).

Item 4.           Purpose of Transactions
                  -----------------------

     Each of the Reporting Persons has or had acquired the securities specified in Item 5 of this Schedule 13D for investment purposes. Each of the Reporting Persons may acquire additional securities from time to time in the market or in private transactions. None of the Reporting Persons has any agreements to acquire any additional Common Stock at this time. None of the Reporting Persons has any present plans that relate to or would result in: an extraordinary

                                  SCHEDULE 13D

------------------------- ------------------------ -----------------------------

CUSIP No. 38168R108                                Page 7 of 11 Pages
------------------------- ------------------------ -----------------------------

corporate  transaction,   such  as  a  merger,  reorganization  or  liquidation,
involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

     On July 29, 2003, the Family Trust, which is being dissolved, transferred 429,229 shares to the Nagelberg Trust pursuant to a court approved domestic relations settlement agreement. As a result of this transfer, the Family Trust and Bette Nagelberg, David S. Nagelberg's separated wife and co-trustee of the Family Trust, no longer own, beneficially or otherwise, any shares of Common Stock of Issuer. This amendment is being filed to report the transfer and to indicate that the Family Trust and Bette Nagelberg no longer beneficially own any shares of Common Stock of the Issuer.

     Nagelberg Trust directly and beneficially owns 429,229 shares of Common Stock. Nagelberg Trust has the nominal voting and investment power over such shares, representing 12.5% of the outstanding shares of Common Stock of the Issuer.

     David S. Nagelberg does not own directly any shares of Common Stock of the Issuer. As the sole trustee of Nagelberg Trust, David S. Nagelberg has the sole power to control the voting and investment of the 429,229 shares owned by Nagelberg Trust, and, accordingly, he beneficially owns such shares, representing 12.5% of the outstanding shares of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer
                  --------------------------------------------

     On January 18, 2000, six stockholders of the Issuer ("Sellers") entered into a stock purchase agreement ("Stock Purchase Agreement") with seven purchasers, including the Family Trust (the "Purchasers"), pursuant to which the Sellers agreed to sell to the Purchasers an aggregate of 500,000 shares of Common Stock at a price of $1.375 per share. In connection with the transactions contemplated by the Stock Purchase Agreement, the persons who were then serving as the Issuer's directors, Messrs. Paul O. Koether, John W. Galuchie, Jr. and Thomas K. Van Herwarde, entered into a related agreement ("Related Agreement") with the Purchasers pursuant to which, among other things, Messrs. Koether, Galuchie and Van Herwarde agreed to resign as directors and appoint new directors designated by the Purchasers. The Purchasers designated Messrs. Robert
H. Donehew, Larry Grossman and John F. McCarthy, III, for appointment to the board of directors of Golf Rounds, to take office upon the resignation of the existing directors. Mr. Koether and entities he controlled, including some of the other Sellers, also gave Donehew Fund Limited Partnership, one of the Purchasers, as the designee of the Purchasers, irrevocable proxies to vote an

                                  SCHEDULE 13D

------------------------- ------------------------ -----------------------------

CUSIP No. 38168R108                                Page 8 of 11 Pages
------------------------- ------------------------ -----------------------------

additional 449,690 shares of the Issuer's common stock that Mr. Koether and such other entities owned.

     The sale of shares contemplated by the Stock Purchase Agreement was consummated on January 21, 2000, and on that date the proxies given by Mr. Koether and certain entities controlled by him to Donehew Fund Limited Partnership became effective. The resignations of Messrs. Koether, Galuchie and Van Herwarde, and the appointment of Messrs. Donehew, Grossman and McCarthy, took effect on February 3, 2000.

     The Sellers included Asset Value Holdings, Inc., a Delaware corporation of which Mr. Koether is President and Mr. Galuchie is Treasurer, Bradford Trading Company, a Delaware corporation, Mr. Koether, Shamrock Associates, a New Jersey limited partnership of which Mr. Koether is the general partner, Sun Equities Corporation, a Delaware corporation of which Mr. Koether is Chairman and Mr. Galuchie is Vice President and a director, and Mr. Van Herwarde.

     The persons or entities who gave proxies to Donehew Fund Limited Partnership included Paul O. Koether, Paul O. Koether Individual Retirement Account, Asset Value Holdings, Inc., Shamrock Associates and Sun Equities Corporation.

     The Purchasers, including the Family Trust and Donehew Fund, filed a report on Schedule 13D with respect to their ownership of Common Stock of the Issuer resulting from the transactions described above on February 1, 2000. The Purchasers filed an amendment to such Schedule 13D as of February 4, 2000.

Item 7.           Material to be Filed as Exhibits
                  --------------------------------

                  Exhibit 1:        Stock Purchase Agreement, dated January
                                    18, 2000, incorporated by reference to
                                    Exhibit 2.1 of the Issuer's Form 8-K, filed
                                    January 19, 2000.*

                  Exhibit 2: Agreement, dated January 18, 2000, incorporated by reference to Exhibit 2.2 of the Issuer's Form 8-K, filed January 19, 2000. *

                  Exhibit 3: Joint Filing Agreement, dated as of July 29, 2003, between each of the Reporting Persons.

* Previously filed.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 29, 2003

                           DAVID S. NAGELBERG 2003 REVOCABLE TRUST


                           By: /s/ David S. Nagelberg
                               ------------------------------------
                               David S. Nagelberg, Trustee




                           THE NAGELBERG FAMILY TRUST DATED 9/24/97


                           By: /s/ David S. Nagelberg
                               ------------------------------------
                               David S. Nagelberg, Trustee



                           /s/ David S. Nagelberg
                           ----------------------------------------
                           David S. Nagelberg, for himself




                           /s/ Bette Nagelberg
                           ----------------------------------------
                           Bette Nagelberg, for herself


                               Pate 9 of 11 Pages

                                  Exhibit Index


         Exhibit 1: Stock Purchase Agreement, dated January 18, 2000, incorporated by reference to Exhibit 2.1 of the Issuer's Form 8-K, filed January 19, 2000.*

         Exhibit 2: Agreement, dated January 18, 2000, incorporated by reference to Exhibit 2.2 of the Issuer's Form 8-K, filed January 19, 2000. *

         Exhibit 3: Joint Filing Agreement, dated as of July 29, 2003, between each of the Reporting Persons.

*Previously filed.











                              Page 10 of 11 Pages

                                                                       EXHIBIT 3

                             JOINT FILING AGREEMENT

     AGREEMENT dated as of July 29, 2003, between David S. Nagelberg 2003 Revocable Trust, David S. Nagelberg, The Nagelberg Family Trust Dated 9/24/97 and Bette Nagelberg (together, the "Parties").

     Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, $.01 par value per share, of Golf Rounds.com, Inc. ("Schedule 13D") and it will file the Schedule 13D on behalf of itself.

     Each of the Parties agrees to be  responsible  for the timely filing of the
Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.


                           DAVID S. NAGELBERG 2003 REVOCABLE TRUST


                           By: /s/ David S. Nagelberg
                               ------------------------------------
                               David S. Nagelberg, Trustee




                           THE NAGELBERG FAMILY TRUST DATED 9/24/97


                           By: /s/ David S. Nagelberg
                               ------------------------------------
                               David S. Nagelberg, Trustee



                           /s/ David S. Nagelberg
                           ----------------------------------------
                           David S. Nagelberg, for himself




                           /s/ Bette Nagelberg
                           ----------------------------------------
                           Bette Nagelberg, for herself






                              Page 11 of 11 Pages